EXHIBIT 99.1


RANDGOLD & EXPLORATION COMPANY LIMITED
(Incorporated in the Republic of South Africa)
Registration Number: 1992/005642/06
Nasdaq trading symbol: RANGY
ISIN number: ZAE000008819 Share code: RNG
("Randgold")
Directorate resignations on the board of Randgold
In compliance with rule 3.59 of the JSE Securities Exchange South Africa Listing Requirements, the following information is disclosed:
Mr. Stephen Tainton has resigned from the Board with effect from 6 April 2005, and Mr. Gordon Trevlyn Miller has resigned from the Board with effect from 6 May 2005.
With effect from 9 May 2005 the Board comprises:

Roger Ainsley Ralph Kebble           -        Non-executive Chairman
Roger Brett Kebble                   -        Chief Executive Officer
Hendrik Christoffel Buitendag        -        Financial Director
Motsehoa Brenda Madumise             -        Independent non-executive
                                              Director
Lunga Raymond Ncwana                 -        Non-executive Director
Andrew Christoffel Nissen            -        Independent non-executive
                                              Director

6 May 2005
Johannesburg

Sponsor
Sasfin Corporate Finance
A division of Sasfin Bank Limited